October 13, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (715) 831-4299

James G. Cooley
President
Citizens Community Bancorp
2174 EastRidge Center
Eau Claire, WI 54701

Re: Citizens Community Bancorp
**   Form 10-KSB for the Fiscal Year Ended September 30, 2005**
**   Form 10-QSB for the Fiscal Quarter Ended December 31, 2005**
**   File Number: 000-50585**

Dear Mr. Cooley:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                        Sincerely,

                                        John P. Nolan
                                        Accounting Branch Chief